THIS ANNOUNCEMENT IS NOT FOR DISTRIBUTION INTO ITALY OR JAPAN.

THE INVITATION IS RESTRICTED BY LAW, INCLUDING THE LAWS OF DENMARK, FRANCE, GERMANY, ITALY, LUXEMBOURG AND THE UNITED KINGDOM

This announcement is not an offer or a solicitation of offers. The invitation is made solely by the prospectus supplement and the related prospectus referred to below. The invitation does not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction where an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

Filed Pursuant to Rule 433
Registration Statement No. 333-163671
September 20, 2010

Republic of the Philippines

Notice of Invitation to

holders of the bonds (the “Group A Bonds”) below

to submit offers to exchange Group A Bonds for newly issued U.S. dollar-denominated Global Bonds due 2021

(the “New 2021 Bonds”)

or reopened 6.375% Global Bonds due 2034 (the “Reopened 2034 Bonds”)

Series	Outstanding Principal Amount	ISIN	Maturity Date
8.375% Bonds due 2/15/2011 (“2011 Bonds”)	$1,484,215,000	US718286AV96	February 15, 2011
9.000% Bonds due 2/15/2013 (“2013 Bonds”)	$948,383,000	US718286AT41	February 15, 2013
8.250% Bonds due 1/15/2014 (“2014 Bonds”)	$1,601,622,000	US718286AU14	January 15, 2014
8.875% Bonds due 3/17/2015 (“2015 Bonds”)	$976,414,000	US718286AW79	March 17, 2015
8.000% Bonds due 1/15/2016 (“January 2016 Bonds”)	$1,300,000,000	US718286BA41	January 15, 2016
8.750% Bonds due 10/7/2016 (“October 2016 Bonds”)	$629,703,000	US718286AC16(1) /USY6972CAJ63(2)	October 7, 2016
9.375% Bonds due 1/18/2017 (“2017 Bonds”) (3)	$822,381,000	US718286AQ02	January 18, 2017

(1)	Restricted global bonds.
(2)	Regulation S global bonds.
(3)	Holders of this series of bonds may require the Republic of the Philippines to repurchase their bonds at par on January 18, 2012.

and holders of the bonds (the “Group B Bonds”) specified below to submit offers to exchange Group B Bonds for Reopened 2034 Bonds

Series	Outstanding Principal Amount	ISIN	Maturity Date
9.875% Bonds due 1/15/2019 (“January 2019 Bonds”)	$962,468,000	US718286AK32	January 15, 2019
8.375% Bonds due 6/17/2019 (“June 2019 Bonds”)	$1,500,000,000	US718286BE62	June 17, 2019
7.500% Bonds due 9/25/2024 (“September 2024 Bonds”) (1)	$774,204,000	US718286BC07	September 25, 2024
9.500% Bonds due 10/21/2024 (“October 2024 Bonds”)	$480,406,000	US718286AL15	October 21, 2024
10.625% Bonds due 3/16/2025 (“2025 Bonds”)	$1,854,744,000	US718286AP29	March 16, 2025
9.500% Bonds due 2/2/2030 (“2030 Bonds”)	$2,000,000,000	US718286AY36	February 2, 2030
7.750% Bonds due 1/14/2031 (“2031 Bonds”)	$2,384,506,000	US718286BB24	January 14, 2031

(1)	Payment of the principal amount of this series of bonds will be made in three equal installments on September 26, 2022, September 25, 2023 and September 25, 2024.

THE INVITATION AND WITHDRAWAL RIGHTS WILL COMMENCE TODAY, SEPTEMBER 20, 2010, AND WILL EXPIRE AT 5:00 P.M. (NEW YORK CITY TIME) ON SEPTEMBER 28, 2010 (SUCH DATE, AS IT MAY BE EXTENDED, THE “EXPIRATION DATE”), UNLESS EXTENDED OR EARLIER TERMINATED BY THE REPUBLIC IN ITS SOLE DISCRETION.

The Republic of the Philippines (the “Republic”) is inviting holders of the Group A Bonds to submit offers to exchange each series of Group A Bonds for New 2021 Bonds or Reopened 2034 Bonds, and to the holders of the Group B Bonds to submit offers to exchange Group B Bonds for Reopened 2034 Bonds. The Group A Bonds and the Group B Bonds are collectively referred to as the “old bonds.” The New 2021 Bonds and the Reopened 2034 Bonds are collectively referred to as the “new global bonds.” The Reopened 2034 Bonds constitute a further issuance of, and on October 24, 2010 will be fungible with and consolidated and form a single series with, the $1,000,000,000 6.375% Global Bonds due 2034 issued by the Republic on October 23, 2009 and the $850,000,000 6.375% Global Bonds due 2034 issued by the Republic on January 13, 2010. Prior to October 24, 2010 the Reopened 2034 Bonds will bear different securities codes and trade separately from those previously issued 6.375% Global Bonds due 2034. The Reopened 2034 Bonds will have a short first coupon, the first interest payment will be made on October 23, 2010, in respect of the period from (and including) the settlement date, currently expected to be October 6, 2010, to (but excluding) October 23, 2010, and will be payable to the persons who are registered holders of the Reopened 2034 Bonds at the close of business on the settlement date.

In addition, new global bonds may be offered and sold by the Republic, in its sole discretion, in a concurrent offering for cash (the “cash offering,” and together with the invitation, the “global bond offering”), in a maximum aggregate principal amount not expected to exceed $3,000,000,000. If the Republic issues any New 2021 Bonds pursuant to the global bond offering, the minimum principal amount of New 2021 Bonds to be issued will be $500,000,000. There is no minimum issue size of the Reopened 2034 Bonds, because on October 24, 2010 they will become fungible with the Republic’s outstanding 6.375% Global Bonds due 2034.

The invitation is part of a broader program of the Republic to manage its external liabilities. The invitation and withdrawal rights will expire at 5:00 P.M., New York City time, on the scheduled expiration date, September 28, 2010, unless extended or earlier terminated by the Republic in its sole discretion. Holders of old bonds may participate in the invitation only by making an offer in the applicable manner described under the heading “Terms of the Global Bond Offering—Procedures for the Submission of Offers” in the prospectus supplement dated September 20, 2010 pursuant to which the invitation is being made (the “prospectus supplement”). The results of the invitation will be announced by 1:00 P.M., New York City time, or as soon as practicable thereafter, on the announcement date, currently expected to be September 29, 2010. Settlement of the invitation and the concurrent cash offering, if any, is expected to occur on October 6, 2010.

Holders of old bonds who wish to participate in the invitation may submit exchange offers of at least US$100,000 in principal amount of each series of old bonds that they are submitting, except that if you are submitting 2011 Bonds in exchange for the Reopened 2034 Bonds, your exchange offer must be for at least US$120,000 in principal amount of 2011 Bonds. In addition, your exchange offer must be for a principal amount of US$1,000 multiples of each series of old bonds that you are submitting.

If you hold old bonds and validly offer to exchange old bonds for new global bonds pursuant to the invitation and the Republic accepts your exchange offer, you will receive, in exchange for each $1,000 original principal amount of each series of old bonds exchanged, and subject to minimum denominations of $100,000 for the new global bonds, new global bonds of the applicable series having a principal amount (rounded downward to the nearest integral multiple of $1,000) equal to the product of:

•	$1,000 multiplied by

•	the applicable exchange ratio.

If you are exchanging 2030 Bonds or 2031 Bonds, in addition to new global bonds, you will also receive a “special cash payment” for such series of old bonds, which is expected to be an amount in cash in US dollars for each $1,000 principal amount of old bonds accepted for exchange as specified below:

Series	Special Cash Payment
2030 Bonds	$207.00
2031 Bonds	$167.00

The purpose of the special cash payment is to ensure that all Reopened 2034 Bonds to be issued in the global bond offering will be fungible for U.S. tax purposes. The Republic reserves the right to modify the special cash payment if necessary prior to 6:00 P.M., New York City time, on the business day immediately before the expiration date, in order to ensure that all the Reopened 2034 Bonds to be issued will be fungible for U.S. tax purposes, and the Republic may chose not to make any special cash payment if it is not necessary to ensure fungibility. The special cash payment for each of the 2030 Bonds and the 2031 Bonds will be deducted from the old bond exchange value for the 2030 Bonds and the 2031 Bonds, as applicable, when calculating the exchange ratio for those bonds, as described below. The Reopened 2034 Bonds will become fungible with the Republic’s currently outstanding 6.375% Global Bonds due 2034 on October 24, 2010. On the settlement date, you will also receive a cash payment in respect of any accrued and unpaid interest on your old bonds accepted for exchange during the period from and including the last interest payment date with respect to such old bonds up to but not including the settlement date.

The “exchange ratio” for each series of old bonds will be equal to the quotient of:

•	the applicable old bond exchange value for such series, divided by

•	the applicable new global bond issue price.

The “old bond exchange value” for each series of old bonds will be the difference of:

•	the old bond price (as defined below) for that series, minus

•	in the case of an exchange of the 2030 Bonds or the 2031 Bonds, the special cash payment.

The “old bond price” for each series of old bonds will be a price per $1,000 principal amount of such old bonds (rounded to the nearest cent, with $0.005 being rounded to a full cent) intended to result in a yield to the final maturity (or, in the case of the September 2024 Bonds, a yield to September 25, 2023) of that series of old bonds on the settlement date equal to the sum of:

•	the reference yield for such series of old bonds, plus

•	the old bond spread for such series of old bonds.

The “reference yield” for each series of Group A Bonds other than the 2011 Bonds will be equal to the rate, rounded to three decimal places (with 0.0005% rounded to 0.001%), determined by the dealer managers through linear interpolation of the mid-market US dollar interest rate swap rates for the maturities occurring immediately before and immediately after the final maturity date of that series of old bonds as displayed on the Bloomberg IRSB 18 screen at the pricing time on the announcement date of the results of the global bond offering.

The “reference yield” for the 2011 Bonds will be equal to the 4-month US dollar LIBOR rate displayed on the Bloomberg BBAM1 screen (without rounding) at the pricing time on the announcement date of the results of the global bond offering, multiplied by 365 and divided by 360.

The “reference yield” for each series of Group B Bonds will be equal to the yield to final maturity of the Reopened 2034 Bonds on the settlement date, which shall be the sum of the reference yield for the Reopened 2034 Bonds, plus the reopening spread for the Reopened 2034 Bonds.

The “old bond spread” for each series of Group A Bonds is specified below:

Series	Fixed Spread
(in basis points)
2011 Bonds	5
2013 Bonds	25
2014 Bonds	70
2015 Bonds	70
January 2016 Bonds	70
October 2016 Bonds	73
2017 Bonds	90

The “old bond spread” for each series of Group B Bonds is equal to the relative spread for the relevant series of Group B Bonds as specified below:

Series	Relative Spread
(in basis points)
January 2019 Bonds	-165
June 2019 Bonds	-155
September 2024 Bonds	-93
October 2024 Bonds	-73
2025 Bonds	-58
2030 Bonds	-18
2031 Bonds	-16

The Republic reserves the right to modify the fixed old bond spread for each series of Group A Bonds and the relative old bond spread for each series of Group B Bonds prior to 6:00 P.M., New York City time, on the business day immediately before the expiration date.

The new global bond issue price for each series of new global bonds will be a price per $1,000 principal amount of such new global bonds intended to result in a yield to maturity of that series of new global bonds on the settlement date equal to the sum of:

•	the reference yield for such new global bonds, plus

•	in the case of New 2021 Bonds, the new issue spread (as defined below) for such bonds, and in the case of Reopened 2034 Bonds, the reopening spread (as defined below) for such bonds.

The “reference yield” for the New 2021 Bonds will be the rate, rounded to three decimal places (with 0.0005% rounded to 0.001%), determined by the dealer managers through linear interpolation of the mid-market US dollar interest rate swap rates for the maturities occurring immediately before and immediately after January 15, 2021, as displayed on the Bloomberg IRSB 18 screen at the pricing time on the announcement date.

The “reference yield” for the Reopened 2034 Bonds will be the yield to maturity, rounded to three decimal places (with 0.0005% rounded to 0.001%), calculated by the dealer managers in accordance with standard market practice, corresponding to the bid-side price of the U.S. Treasury 4.375% Bond due May 15, 2040, as displayed on the Bloomberg FIT1 screen at the pricing time on the announcement date.

The indicative new issue spread (as defined below) and new issue spread for the New 2021 Bonds, and the indicative reopening spread (as defined below) and reopening spread for the Reopened 2034 Bonds are expected to each be within the ranges specified below:

Series	Spread Range
(in basis points)
New 2021 Bonds (new issue spread)	149 – 164
Reopened 2034 Bonds (reopening spread)	148 – 163

At or around 6:00 P.M., New York City time, on the business day before the expiration date, or as soon as practicable thereafter, the Republic will determine in its sole discretion, and announce via press release to selected news services, the “indicative new issue spread” for the New 2021 Bonds and the “indicative reopening spread” for the Reopened 2034 Bonds, each of which is expected to be within the ranges specified above.

The spread for a series of new global bonds may be adjusted upward to permit the price for that series determined pursuant to the invitation to be equal to that price determined in connection with the cash offer, provided, however, that the new issue spread for the New 2021 Bonds announced on the announcement date may not be less than the indicative new issue spread and the reopening spread for the Reopened 2034 Bonds announced on the announcement date may not be less than the indicative reopening spread.

At or around 11:00 A.M., New York City time, on the announcement date, the Republic will, in its sole discretion:

•	determine the reference yield for each series of old bonds and each series of new global bonds;

•	determine the “new issue spread” for the New 2021 Bonds and the “reopening spread” for the Reopened 2034 Bonds;

•	select the New 2021 Bond coupon, which is the interest rate on the New 2021 Bonds; and

•	determine the new global bond issue price for each series of new global bonds.

As soon as practical after these determinations and selections are made, which is expected to occur at 11:00 A.M., New York City time on the announcement date, the Republic will announce them by press release to the news services. If pricing is not completed by 3:00 P.M., New York City time on the announcement date, the Republic will announce an alternative target pricing time.

Approximately two hours after the Republic announces the new global bond pricing and new global bond coupons, which is expected to be approximately 1:00 P.M., New York City time on the announcement date or as soon as practicable thereafter, the Republic will announce by press release to the news services:

•	the reference yield for each series of old bonds and each series of new global bonds;

•	the new issue spread for the New 2021 Bonds and the reopening spread for the Reopened 2034 Bonds;

•	the New 2021 Bond coupon;

•	the new global bond issue price for each series of the new global bonds;

•	the old bond price, old bond exchange value and the exchange ratio for each series of old bonds accepted for exchange pursuant to the invitation;

•	the amount of the special cash payment for each of the 2030 Bonds and the 2031 Bonds;

•	the preliminary aggregate principal amount of old bonds of each series accepted for exchange in the invitation (which could be zero);

•	the preliminary aggregate principal amount of new global bonds to be issued in exchange for each series of old bonds accepted for exchange (which could be zero);

•	the preliminary aggregate principal amount of old bonds of each series that will remain outstanding following the invitation;

•	information concerning any applicable proration; and

•	the aggregate principal amount of each series of new global bonds to be issued pursuant to the cash offering (which could be zero).

By submitting an exchange offer pursuant to the terms of the invitation, you are deemed to make certain acknowledgments, representations, warranties and undertakings to the Republic, the dealer managers and the information and exchange agent, which are set forth under the heading “Terms of the Global Bond Offering—Holders’ Deemed Representations, Warranties and Undertakings” in the prospectus supplement.

The Republic reserves the right not to accept any exchange offer. If the Republic determines to accept any exchange offer, it will then determine the principal amounts of old bonds of each series accepted in exchange for new global bonds and the principal amount of each series of new global bonds to be issued pursuant to the invitation. Accepted exchange offers are subject to proration as described in the prospectus supplement.

Amounts to be calculated in connection with the invitation as described above may be subject to rounding, as set forth in more detail in the prospectus supplement.

Application has been made to admit the new global bonds to listing on the Official List of the Luxembourg Stock Exchange and to trading on the EuroMTF Market. The Republic cannot guarantee that the application to the Luxembourg Stock Exchange will be approved and settlement of the new global bonds is not conditioned on obtaining the listings.

The invitation is not being made hereby, but instead is being made solely pursuant to the prospectus supplement and the prospectus. The prospectus and the prospectus supplement may be accessed through the following hyperlink: http://www.sec.gov/Archives/edgar/data/1030717/000119312510212607/d424b3.htm

The Republic has filed a registration statement (including the prospectus) and the prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement (file no. 333-163671), the prospectus supplement filed pursuant to such registration statement, and other documents that the Republic has filed with the SEC for more complete information about the Republic and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Republic, the joint dealer managers, or the information and exchange agent will arrange to send you the prospectus supplement and the prospectus if you request them by calling any of Citigroup Global Markets Inc. toll-free (in the U.S.) at (800) 558-3745, The Hongkong and Shanghai Banking Corporation Limited toll-free (in the U.S.) at (888) 472-2456, UBS AG toll-free (in the U.S.) at (888) 719-4210 and the information and exchange agent Bondholder Communications Group, LLC at (UK) +44 (0) 207 382 4580, (US) +1 (212) 809 2663 or toll free (in the U.S.) at +1 (888) 385 2663, or you may download the prospectus supplement and the prospectus at the invitation website www.bondcom.com/rop.

The dealer managers for the invitation are:

Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

United States of America

Toll free in the U.S.: (800) 558-3745 International/collect: 1(212) 723-6108

Hong Kong: (852) 2501 2552

The Hongkong and Shanghai Banking Corporation Limited

Level 17, HSBC Main Building

1 Queen’s Road Central

Hong Kong

Toll free in the U.S.: (888) 472-2456

International/collect: 1(212) 525-5552

London: (44) 20 7991 5874

Hong Kong: (852) 2822 4100

UBS AG 52/F Two International Finance Center 8 Finance Street Hong Kong Toll free in the U.S.: (888) 719-4210 International/collect: 1(203) 719-4210 Hong Kong: (852) 2971 7916

The Information and exchange agent for the invitation is:

Bondholder Communications Group, LLC

Attn: Ruth Perez
E-mail: rperez@bondcom.com
Website: www.bondcom.com/rop

In New York:	In London:
30 Broad St., 46th floor	28 Throgmorton St., 1st floor
New York, New York 10004	London EC2N 2AN
United States of America	United Kingdom
Tel: +1 212 809 2663	Tel: +44 (0)20 7382 4580
Fax: +1 212 437 9827	Fax: +44 (0)20 7067 9239

This communication does not constitute an invitation to participate in the global bond offering or an offer of new global bonds in or from any jurisdiction in or from which, or to or from any person to or from whom, it is unlawful to make such offer under applicable securities laws or otherwise.

The distribution of materials relating to the global bond offering, and the transactions contemplated by the global bond offering, may be restricted by law in certain jurisdictions. The Republic is making the global bond offering only in those jurisdictions where it is legal to do so. The global bond offering is void in all jurisdictions where it is prohibited. If materials relating to the global bond offering come into your possession, you are required by the Republic to inform yourself of and to observe all of these restrictions. The materials relating to the global bond offering do not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the global bond offering be made by a licensed broker or dealer and a dealer manager or any affiliate of a dealer manager is a licensed broker or dealer in that jurisdiction, the global bond offering shall be deemed to be made by the dealer manager or such affiliate on behalf of the Republic in that jurisdiction.